PO BOX 3761

LAFAYETTE, LA 70502

Office: 337-896-6664 Fax: 337-896-6655

August 29, 2007

Ms. Lisa Mazur

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	OMNI Energy Services Corp.

Post-Effective Amendment to Form S-1 on Form S-3

Filed on: June 29, 2007

File No.: 333-131696

Dear Ms. Mazur:

This letter responds to the comments OMNI Energy Services Corp. (the “Company”) received from the U.S. Securities and Exchange Commission by letter dated July 23, 2007 regarding the Post-Effective Amendment to Form S-1 on Form S-3 (File No. 333-131696), which was filed with the Commission by the Company on June 29, 2007.

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC staff. We have reviewed and discussed this letter with our independent auditors, Pannell Kerr Forster of Texas, P.C., and our Audit Committee, and they concur with our conclusions in this letter.

Our responses utilize the same captions contained in the SEC’s July 23, 2007 letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment. In addition, where applicable, the responses indicate the additions or revisions that have been included in Amendment No. 2 to Form 10-Q for the quarter ended March 31, 2007 (the “Form 10-Q/A”) filed by the Company on August 29, 2007. A copy of the Form 10-Q/A has been provided supplementally with this response.

Post-Effective Amendment to Form S-1 on Form S-3

Form 10-Q for the period ended March 31, 2007

Controls and Procedures

1.	We note that you identified a material weakness in the Company’s internal control over financial reporting in your Form 10-K. Consequently, you ”Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were not effective.” However, you fail to state a conclusion as to the effectiveness of your controls as of the period ended March 31, 2007. Revise to set forth the determination of the CEO and CFO as required by Item 307 of Regulation S-K.

In that regard, we note that your “management, with the oversight of the Audit Committee, believes [that] it has addressed the material weaknesses.” However, we also note that you feel “that [you] are making significant progress in remediating the material weakness identified at December 31, 2006.” These statements add confusion as to whether or not your disclosure controls are effective as of March 31, 2007.

Delete or revise these statements so that they are consistent with the conclusion regarding the effectiveness of your controls.

Company Response

We note the Staff’s comment with respect to the Company’s failure to state a conclusion as to the effectiveness of our controls as of the period ended March 31, 2007. We have revised the disclosure in Item 4 of the Form 10-Q/A to set forth the determination of our CEO and CFO as required by Item 307 of Regulation S-K. In addition, we have further revised Item 4 to better reflect our progress in remediating the material weakness identified at December 31, 2006.

2.	You state that there have been no changes in your internal controls over financial reporting. Revise to reconcile that statement with the statements quoted above.

Company Response

We note the Staff’s comment and have revised our disclosure regarding changes in our internal controls over financial reporting to reflect the engagement in the first quarter of 2007 of a reputable third party accounting firm to assist in remediating the material weakness described in Item 4 of our Form 10-Q/A and our enhancements to various tax provision calculations and levels of review.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Additionally, we acknowledge that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing. Likewise, we acknowledge that we may not assert the comments by the SEC staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that our goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments please contact me at the number above.

Thank you,

/s/ Gregory B. Milton
Gregory B. Milton
Chief Accounting Officer